

May 23, 2012

Via E-mail
Eric K. Brandt
Chief Financial Officer
Broadcom Corporation
5300 California Avenue
Irvine, California 92617-3038

> **Re:** **Broadcom Corporation**
> **Form 10-K for the fiscal year ended December 31, 2011**
> **Filed February 1, 2012**
> **Form 10-Q for the fiscal quarter ended March 31, 2012**
> **Filed May 1, 2012**
> **File No. 000-23993**

Dear Mr. Brandt:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2011

Results of Operations, page 35

Year Ended December 31, 2011 and 2010

1. We see that your fiscal year 2011 revenue increased by approximately 8% compared to fiscal 2010. The discussion on page 37 attributes the overall increase to changes in demand for a variety of different solutions or product lines. We also note the discussion on page 37 that fluctuations in revenue for the three months ended December 31, 2011 compared to the three months ended September 30, 2011 relate to decreases in demand in these same product lines. These explanations appear to be overly general and do not

provide investors with a quantified analysis and sufficient insight into the reasons for changes in your results, as discussed in section III.B.4 of SEC Interpretive Release No. 33-8350. Please revise future filings to provide a clear and quantified discussion of the underlying material factors that impacted your results of operations for each of the periods. Please also clarify whether the changes in demand are indicative of industry or market trends.

Consolidated Financial Statements

Note 12. Litigation, page F-38

2.   We reference your disclosure on page F-38 that you will disclose the nature of any litigation matter if you believe it to be material. To the extent material, please disclose in future filings the amounts and significant terms of the settlement with Rambus, Inc. In addition, clearly describe your accounting treatment for the settlement arrangement and how you valued and accounted for each of the elements of the multiple element arrangement. Please provide us a copy of your proposed revised disclosure.

Note 13. Business Enterprise Segments, Significant Customer, Supplier and Geographical Information, page F-40

3.   We note that you do not disclose quantitative information about your products and services.   Please tell us how you considered the guidance in FASB ASC 280-10-50-40 requiring disclosure of revenues from external customers for each product and service (or each group of similar products and services) unless it is impracticable to do so. If it is impracticable, you should disclose that fact.

Form 10-Q for the fiscal quarter ended March 31, 2012

Unaudited Condensed Consolidated Financial Statements

Note 9. Litigation, page 24

Intellectual Property Proceedings, page 25

4.   We see that you recorded $86 million of settlement costs during the three months ended March 31, 2012. Given the significance of this amount to your results for the period, including your income from operations and net income, please disclose in future filings, if material, the patent infringement claims and the material terms of the settlements that resulted in the settlement gains and costs you recorded during the period. Please also indicate how much of the amount, if any, related to the CSIRO settlement discussed on page 25. Provide us a copy of your proposed revised disclosure.

Eric K. Brandt
Broadcom Corporation
May 23, 2012
Page 3

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief